UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COCA-COLA CONSOLIDATED, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $1.00 par value

(Title of Class of Securities)

191098102

(CUSIP Number of Class of Securities)

E. Beauregarde Fisher III, Esq.

Executive Vice President, General Counsel and Secretary

Coca-Cola Consolidated, Inc.

4100 Coca-Cola Plaza

Charlotte, North Carolina 28211

(980) 392-8298

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Brian M. Janson, Esq.

Jeffrey D. Marell, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 3 TO SCHEDULE TO

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Coca-Cola Consolidated, Inc., a Delaware corporation (“Coca-Cola Consolidated” or the “Company”), on May 20, 2024 (together with any amendments or supplements thereto, the “Schedule TO”) in connection with the Company’s offer to purchase for cash up to $2,000 million in value of shares of its issued and outstanding Common Stock, par value $1.00 per share, at a price of not less than $850 nor greater than $925 per share upon the terms and subject to the conditions described in the Offer to Purchase, dated May 20, 2024 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

Only those items amended or supplemented are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 3 together with the Schedule TO and all exhibits attached thereto, including the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time (the “Offer”).

Item 7. Source and Amount of Funds or Other Consideration.

Item 7(a), (b) and (d) are hereby amended and supplemented by the following information:

Issuance of 2029 Notes and 2034 Notes

On May 29, 2024, the Company completed the issuance and sale of $700,000,000 aggregate principal amount of the Company’s 5.250% Notes due 2029 (the “2029 Notes”) and $500,000,000 aggregate principal amount of the Company’s 5.450% Notes due 2034 (the “2034 Notes” and, together with the 2029 Notes, the “Notes”).

The Notes are governed by, and the Company issued the Notes pursuant to, the terms of an indenture, dated as of December 15, 2020 (the “Base Indenture”), between the Company and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association) (the “Prior Trustee”), as amended or supplemented by a first supplemental indenture, dated as of May 21, 2024 (the “First Supplemental Indenture”), by and among the Company, the Prior Trustee, and Truist Bank, as the successor trustee (the “Trustee”), as further amended or supplemented by a second supplemental indenture, dated as of May 29, 2024 (the “Second Supplemental Indenture”), between the Company and Trustee (together with the Base Indenture and First Supplemental Indenture, the “Indenture”).

The Notes are the Company’s senior unsecured obligations and rank equally with the Company’s existing and future senior unsecured and unsubordinated indebtedness. The Notes will be effectively subordinated to the Company’s existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally subordinated to all existing and future indebtedness and liabilities of the Company’s subsidiaries.

The Indenture contains covenants that, among other things, limit the Company’s ability and the ability of its subsidiaries to incur, create, assume or guarantee any indebtedness secured by a security interest on the Company’s principal properties or the stock of subsidiaries that own its principal properties or to engage in certain sale and leaseback transactions with respect to the Company’s principal properties. Each series of the Notes is a new issue of securities with no established trading market. The Company does not intend to apply for the listing of any series of the Notes on any securities exchange or for quotation of such Notes on any automated dealer quotation system.

The 2029 Notes will mature on June 1, 2029 and the 2034 Notes will mature on June 1, 2034, in each case, unless earlier redeemed or repurchased by the Company. The 2029 Notes will bear interest at a rate of 5.250% per annum and the 2034 Notes will bear interest at a rate of 5.450% per annum. The Company will pay interest on the Notes semi-annually in arrears on June 1 and December 1 of each year, commencing December 1, 2024. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. Payments of principal and interest to owners of book-entry interests are expected to be made in accordance with the procedures of The Depository Trust Company and its participants in effect from time to time.

Prior to May 1, 2029 with respect to the 2029 Notes (one month prior to the maturity date of the 2029 Notes) and March 1, 2034, with respect to the 2034 Notes (three months prior to the maturity date of the 2034 Notes) (each, a “Par Call Date”), the Notes will be redeemable, at the Company’s option, at a redemption price equal to the greater of: (i)(a) the sum of the present values of the remaining scheduled payments of principal and interest on the series of Notes being redeemed discounted to the redemption date (assuming the Notes to be redeemed matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the Treasury Rate (as defined in the Second Supplemental Indenture) plus the applicable premium specified in the Second Supplemental Indenture, in each case less (b) interest accrued to the redemption date, and (ii) 100% of the principal amount of the Notes of the applicable series to be redeemed, plus, in either case, accrued and unpaid interest on the series of Notes to be redeemed to, but excluding, the redemption date.

At any time on or after the applicable Par Call Date for a series of Notes, the Company may redeem the Notes of the applicable series, in whole or in part, at the Company’s option, at a redemption price equal to 100% of the principal amount of the Notes of the applicable series being redeemed plus accrued and unpaid interest on the Notes of the applicable series being redeemed to, but excluding, the redemption date.

In addition, upon the occurrence of a Change of Control Triggering Event (as defined in the Second Supplemental Indenture), holders of the Notes may require the Company to purchase in whole or in part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of their Notes at a purchase price equal to 101% of the principal amount of such Notes, plus accrued and unpaid interest, if any, on such Notes, to, but not including, the date of purchase.

The summaries of documents described above do not purport to be complete and such descriptions incorporated herein are qualified in their entirety by reference to the Base Indenture, the Second Supplemental Indenture and the forms of global notes, which are included in Exhibits (b)(1),
(b)(2), (b)(3) and (b)(4) attached to the Schedule TO.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(b)(1)	Indenture, dated December 15, 2020, between Coca-Cola Consolidated, Inc. and U.S. Bank National Association, as Trustee, incorporated by reference to Exhibit 4.4 to Coca-Cola Consolidated, Inc.’s Registration Statement on Form S-3 filed on December 15, 2020 (SEC file no. 0-9286).

(b)(2)	Second Supplemental Indenture, dated May 29, 2024, between Coca-Cola Consolidated, Inc. and Truist Bank, as Trustee, incorporated by reference to Exhibit 4.1 to Coca-Cola Consolidated, Inc.’s Form 8-K filed on May 29, 2024 (SEC file no. 0-9286).

(b)(3)	Form of 5.250% Senior Notes due 2029 (included in Exhibit (b)(2)).

(b)(4)	Form of 5.450% Senior Notes due 2034 (included in Exhibit (b)(2)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 29, 2024

COCA-COLA CONSOLIDATED, INC.

By:	/s/ F. Scott Anthony
Name:	F. Scott Anthony
Title:	Executive Vice President and Chief Financial Officer